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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)*

                                   Akorn, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   009728 10 6
                         -------------------------------

                                 (CUSIP Number)


John N. Kapoor                             Copy to:    Christopher R. Manning
EJ Financial Enterprises, Inc.                         Burke, Warren, MacKay
225 E. Deerpath, Suite 250                             & Serritella, P.C
Lake Forest, IL  60045                                 330 N. Wabash, 22nd Floor
                                                       Chicago, IL  60611
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 2001
                        ---------------------------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously field a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SECTION.240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 2 of 7 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     EJ Financial Investment VIII, L.P.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      / /
                                                                   (b)      / /
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*


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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                -0- (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            -0- (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 3 of 7 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     EJ Financial/Akorn Management, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      / /
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                3,395,000 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            3,395,000 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,395,000 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.4% (But see Items 2 and 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 4 of 7 PAGES
          ------------


          This Amendment No. 9 (the "Amendment") to Schedule 13D relates to the common stock, no par value ("Akorn Common Stock") of Akorn, Inc., a Louisiana corporation ("Akorn" or the "Company") with principal executive offices at 2500 Millbrook Drive, Buffalo Grove, Illinois 60089, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. This Amendment is filed jointly by EJ Financial Investment VIII, L.P., a Delaware limited partnership ("EJ VIII"), of which John N. Kapoor is managing general partner and EJ Financial/Akorn Management, L.P., a Delaware limited partnership ("EJ/Akorn") of which John N. Kapoor is managing general partner and Editha Kapoor is the other general partner.

Item 3 SOURCE AND AMOUNT OF FUNDS. Effective as of December 14, 2001, EJ VIII was merged with and into EJ/Akorn and no consideration was involved.

Item 4 PURPOSE OF TRANSACTION. To obtain administrative efficiencies, EJ VIII was merged into EJ/Akorn. Dr. John N. Kapoor is the managing general partner of both entities.

Item 5    INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of the date hereof, the 2,000,000 shares of the Akorn Common Stock formerly owned by EJ VIII are now owned by EJ/Akorn. As a result of the merger EJ VIII now owns 0 shares of the Akorn Common Stock and EJ/Akorn owns 3,395,000 shares of the Akorn Common Stock representing 17.4% of the outstanding shares. As Dr. John N. Kapoor was the managing general partner of both EJ VIII and EJ/Akorn prior to the merger, and continues to be the sole managing general partner of EJ/Akorn after the merger, there has been no change in the aggregate amount of Dr. Kapoor's beneficial ownership of the Akorn Common Stock although now the portion of that beneficial interest formally owned by EJ VIII is now owned by EJ/Akorn. Other than with respect to the change in the nature of his ownership as described above, Dr. Kapoor's overall ownership interest in the Akorn Common Stock has not changed and continues to be as previously reported.

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 5 of 7 PAGES
          ------------


               (b) As a result of the merger, the separate existence of EJ VIII has ceased. EJ/Akorn, as the successor in interest to the 2,000,000 shares of Akorn Common Stock formerly held by EJ VIII, now, acting through its managing general partner, has sole voting and dispositive power over 3,395,000 shares of Akorn Common Stock and does not share voting or dispositive power over any other shares of Akorn Common Stock.

               (c) Effective December 14, 2001, EJ VIII was merged with and into EJ/Akorn to achieve certain administrative efficiencies. Except for the foregoing transactions as set forth above, the Reporting Persons have not effected any transactions in shares of Akorn Common Stock during the preceding 60 days.

               (d)  Inapplicable.

               (e)  Inapplicable.

Item 7    MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 -- Copy of an Agreement between the persons named herein to file this Amendment No. 9 to Schedule 13D on behalf of each of them.


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 6 of 7 PAGES
          ------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       EJ FINANCIAL INVESTMENTS VIII, L.P.


January 10, 2002                       By: /s/ John N. Kapoor
                                       ----------------------------------------
                                       John N. Kapoor, Managing
                                       General Partner


                                       EJ FINANCIAL/AKORN MANAGEMENT, L.P.


January 10, 2002                       By: /s/ John N. Kapoor
                                       ----------------------------------------
                                       John N. Kapoor, Managing
                                       General Partner


183705.1


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.